UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_________________

FORM 8-K

_________________

CURRENT REPORT

Pursuant to Section 13 or 15(d)
of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported):  December 13, 2019

_______________________________

ConnectOne Bancorp, Inc.

(Exact name of registrant as specified in its charter)

_______________________________

New Jersey	001-11486	52-1273725
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

301 Sylvan Avenue

Englewood Cliffs, New Jersey 07632

(Address of Principal Executive Offices) (Zip Code)

(201) 816-8900

(Registrant's telephone number, including area code)

N/A

(Former name or former address, if changed since last report)

_______________________________

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common stock	CNOB	NASDAQ

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company,indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 8.01. Other Events.

On December 13, 2019, ConnectOne Bancorp, Inc. (“ConnectOne” or the “Company”) and Bancorp of New Jersey, Inc. (“BKJ”) issued a press release reminding security holders of BKJ that (1) the previously announced merger of BKJ with and into the Company (the “Merger”), pursuant to the Agreement and Plan of Merger, dated as of August 15, 2019, by and among the Company and BKJ (the “Merger Agreement”), is expected to close on or about January 2, 2020, and (2) the election deadline for holders of BKJ common stock and certain BKJ equity awards to elect the form of consideration they wish to receive in the Merger, subject to the allocation and proration procedures set forth in the Merger Agreement, will be 5:00 p.m., Eastern Standard Time, on December 30, 2019.  The election materials were mailed to BKJ security holders on or about November 29, 2019.

Questions regarding the election materials may be directed to the exchange agent, Broadridge Corporate Issuer Solutions, Inc., at (855) 793-5068.

A copy of the press release containing the reminder is attached hereto as Exhibit 99.1 and incorporated by reference herein.

Item 9.01. Financial Statements and Exhibits.

(d)   Exhibits

        99.1     Press Release, dated December 13, 2019

       104       Cover Page Interactive Data File (embedded within the Inline XBRL document)

Important Information About the Merger

In connection with the proposed Merger with BKJ, the Company filed with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 (file no. 333-233991) registering the shares of the Company’s common stock to be issued in connection with the Merger. The registration statement includes a joint proxy statement/prospectus of BKJ and the Company which was sent to the shareholders of BKJ and the Company seeking their respective approval of the proposed transaction.

INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT ON FORM S-4, THE JOINT PROXY STATEMENT/PROSPECTUS INCLUDED WITHIN THE REGISTRATION STATEMENT ON FORM S-4 AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION BECAUSE THESE DOCUMENTS DO AND WILL CONTAIN IMPORTANT INFORMATION ABOUT THE COMPANY, BKJ AND THE PROPOSED TRANSACTION.

A free copy of these documents, as well as other filings containing information about the Company and BKJ, may be obtained at the SEC’s Internet site (http://www.sec.gov). You will also be able to obtain these documents, free of charge, from the Company at the “Investor Relations” section of the Company’s web site at www.connectonebank.com or from BKJ at the “Investor Relations” section of BKJ’s website at www.bonj.net. Copies of the joint proxy statement/prospectus can also be obtained, free of charge, by directing a request to ConnectOne Bancorp, Inc., 301 Sylvan Avenue, Englewood Cliffs, New Jersey 07632, Attention: Laura Criscione, Corporate Secretary or to Bancorp of New Jersey, Inc., 1365 Palisade Ave, Fort Lee, New Jersey 07024, Attention: Corporate Secretary.

Forward-Looking Statements

All non-historical statements in this report (including, without limitation, statements regarding the timing of the closing of the Merger) constitute forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are typically identified by words such as "believe," "expect," "anticipate," "intend," "target," "estimate," "continue," "positions," "prospects" or "potential," by future conditional verbs such as "will," "would," "should," "could" or "may", or by variations of such words or by similar expressions. These forward-looking statements are subject to numerous assumptions, risks and uncertainties which change over time. Forward-looking statements speak only as of the date they are made. Except to the extent required by applicable law or regulation, ConnectOne and BKJ assume no duty to update forward-looking statements.  In addition to factors previously disclosed in ConnectOne’s and BKJ’s reports filed with the SEC, the following factors, among others, could cause actual results to differ materially from forward-looking statements: ability to meet closing conditions to the acquisition; delay in closing the acquisition; difficulties and delays in integrating BKJ’s business or fully realizing cost savings and other benefits; business disruption following the proposed transaction; changes in asset quality and credit risk; the inability to sustain revenue and earnings growth; changes in interest rates and capital markets; inflation; customer borrowing, repayment, investment and deposit practices; customer disintermediation; the introduction, withdrawal, success and timing of business initiatives; competitive conditions; the inability to realize cost savings or revenues or to implement integration plans and other consequences associated with mergers, acquisitions and divestitures; economic conditions; changes in ConnectOne’s stock price before closing, including as a result of the financial performance of BKJ prior to closing; the reaction to the transaction of the companies' clients, customers, employees and counterparties; and the impact, extent and timing of technological changes, capital management activities, and other actions of the Federal Reserve Board and legislative and regulatory actions and reforms. Further information regarding the ConnectOne, BKJ and factors which could affect the forward-looking statements contained herein can be found in ConnectOne’s Annual Report on Form 10-K for the fiscal year ended December 31, 2018 and its other filings with the SEC, and in BKJ’s Annual Report on Form 10-K for the fiscal year ended December 31, 2018 and its other filings with the SEC.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ConnectOne Bancorp, Inc.

Date: December 13, 2019	By:	/s/ William S. Burns
William S. Burns
Executive Vice President and Chief Financial Officer